Filed by Brookfield DTLA Fund Office Trust Investor Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: MPG Office Trust, Inc.
Commission File No.: 001-31717

The following is a transcript of a portion of a presentation made at an internal meeting of US employees of Brookfield Office Properties Inc. (“BPO”) held on April 30, 2013. The following transcript concerns the announced transaction between BPO and MPG Office Trust, Inc. (“MPG”).

Transcript of internal meeting of US employees of BPO, held April 30, 2013.

******

Mitchell Rudin, head of BPO’s US commercial operations. Now to Maguire, last week, BPO and institutional fund partners announced our agreement to acquire Maguire Property Trust in Los Angeles. The transaction remains contingent upon approval from MPG shareholders and upon closing, which is expected to be in the beginning of the third quarter, the fund will own our existing resources together with the assets of MPG in Los Angeles. It will give us a sizable portfolio. Customarily, L.A. people talk about the top three buildings in L.A. There are six buildings to fit into that top three category, depending on who you are, and now we control all six. So we’ll now be the top six buildings in LA. The fund will also acquire our retail complex FIG@7th as well as the strategically located development site which is adjacent to FIG@7th and two of the office towers. We will own approximately 47% of the fund and will handle asset management leasing and property operations. Downtown L.A. is just a terrific market and, for those of you who didn’t see it, there was fortunately a great article in the Wall Street Journal last Friday focused on the athletes, celebrities and the like who are buying apartments in the Ritz Carlton, but interspersed throughout that article were just terrific quotes about the progress of downtown L.A. moving toward a 24-hour city – the restaurants, the sports, the office tenants and the like. On this one, unfortunately, since the transaction is not closed, I am not going to be able to answer any questions about it, so if any questions do come in on this, we’re going to have to defer on it.

In terms of the reaction, it’s really been great and all of us involved received a number of congratulatory phone calls and e-mails and there were just a few that I wanted to point out together with an analyst reaction. So, Carl Muhlstein, who one of the top brokers in LA at Jones Lang, wrote “congratulations on accumulating one of the strongest urban assemblages nationally and continuing the tradition of improving the workplace and community.” And I really wanted to start with this because it so speaks to who we are as an organization and it’s not just about putting a great office deal together, it’s really about taking an approach where we’re going to be a part of the improvement of the L.A. community and – not a surprise to somebody like Carl – but recognized as what we do. It is what we’re very much about and some of the things that we’ve talked about in the town halls and the branding discussions about our sense of place and who we are. John Cushman, also a very good friend and Chair of C&W, is quoted in The Times: “They are absolutely a first class landlord. These guys are the real deal. Brookfield buying the rest of MPG’s portfolio is like putting together Chrysler, Ford and GM. It’s that impactful.” And then we picked one quote from an analyst, which was fairly representative of what we heard from the others. Not one was negative and, in this case, Neil Downey from RBC: “It’s an interesting asset management move. The result and structure, one, eliminates a weak owner from the downtown LA market, two, gives BPO greater market presence and, three, allows BPO to leverage its asset management platform as the fee for service manager of the fund. We see a neutral near-term impact with an improved return potential over time.”

******

This transcript relates to preliminary communications made before the commencement of a tender offer for the issued and outstanding shares of the 7.625% Series A Cumulative Redeemable Preferred Stock (“Preferred Stock”) of MPG by Brookfield DTLA Inc. (“Purchaser”), a wholly-owned Delaware subsidiary of BPO, pursuant to an Agreement and Plan of Merger, dated as of April 24, 2013, by and among MPG, Brookfield DTLA Holdings L.P., a Delaware limited partnership, Brookfield DTLA Fund Office Trust Investor Inc., a Maryland corporation (“Sub REIT”), Brookfield DTLA Fund Office Trust Inc., a Maryland corporation, Brookfield DTLA Fund Properties LLC, a Maryland limited liability company and MPG Office, L.P., a Maryland limited partnership. In addition, Sub REIT, a company that has been established in connection with the transaction, may file a registration statement with the U.S. Securities and Exchange Commission (“SEC”) relating to preferred stock of Sub REIT that may be issued to holders of Preferred Stock who do not tender into the tender offer.

The tender offer to be made in connection with the transaction described in this transcript has not yet commenced, and this transcript does not constitute an offer to purchase or the solicitation of an offer to sell any securities or the registration of any securities. The solicitation and the offer to buy shares of Preferred Stock will be made pursuant to an offer to purchase and related materials that Purchaser intends to file with the SEC. At the time the tender offer is commenced, Purchaser will file a tender offer statement with the SEC on Schedule TO containing an offer to purchase, form of letter of transmittal and related materials, and thereafter MPG will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. INVESTORS AND HOLDERS OF PREFERRED STOCK ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS WELL AS ANY RELATED REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SUB REIT THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES.

These materials will be sent free of charge to all MPG preferred stockholders. In addition, all of those materials (and all other materials filed or furnished by MPG, BPO or Sub REIT with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. The Schedule TO (including the offer to purchase and related materials), the Schedule 14D-9 (including the solicitation/recommendation statement) and any related Registration Statement, once filed, may also be obtained for free by contacting the Information Agent for the tender offer which will be named in the Schedule TO.

2

This transcript contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors relating to the proposed transaction including, but not limited to, the failure to receive the approval of the stockholders of MPG for the transaction; the possibility that various other closing conditions for the transaction may not be satisfied or waived; failure to realize the anticipated benefits and synergies of the transaction, including as a result of a delay in completing the transaction or an increase in costs associated with integration or a delay or difficulty in integrating the businesses of BPO and MPG; the outcome of litigation which may arise in connection with the transaction; and the impact of legislative, regulatory and competitive changes and other risk factors relating to the real estate industry, as detailed from time to time in the reports of BPO and MPG filed with the SEC and the Canadian securities regulatory authorities, as applicable.

3

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

4